                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-96205


PROSPECTUS


                                1,700,000 SHARES


                         [LOGO] IGEN INTERNATIONAL, INC.


                                  COMMON STOCK


      This prospectus relates solely to the resale of up to an aggregate of 1,700,000 shares of common stock of IGEN International, Inc. that we may issue to the selling stockholders listed on page 13 of this prospectus. The selling stockholders may sell these shares from time to time in transactions on The Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares or through a combination of these methods. They may sell the shares at market prices prevailing at the time of sale or at negotiated prices.

      We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. We have agreed to bear the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions or similar charges incurred in the sale of these shares of common stock.

      Our common stock is traded on The Nasdaq National Market under the symbol "IGEN." On February 22, 2000, the closing price for the common stock as reported by Nasdaq was $24.125 per share.

      PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THIS OFFERING.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 23, 2000.


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                                TABLE OF CONTENTS



       ABOUT IGEN........................................................2
       RISK FACTORS......................................................3
       USE OF PROCEEDS...................................................13
       SELLING SECURITY HOLDERS..........................................13
       PLAN OF DISTRIBUTION..............................................14
       LEGAL MATTERS.....................................................15
       EXPERTS...........................................................15
       WHERE YOU CAN FIND MORE INFORMATION...............................16
       INFORMATION INCORPORATED INTO THIS PROSPECTUS.....................16



ABOUT IGEN

      We develop and market products that incorporate our proprietary ORIGEN technology, which permits the detection and measurement of biological substances. We believe that ORIGEN offers significant advantages over competing detection methods by providing a unique combination of speed, sensitivity, flexibility and throughput in a single technology platform. ORIGEN is incorporated into instrument systems and related consumable reagents, and we also offer assay development and other services used to perform analytical testing. Products based on our ORIGEN technology have been developed and sold for the life science, clinical testing and industrial testing markets.

      We and our corporate collaborators have commercialized five product lines to serve these markets. Sales and placements have been made predominantly through our license arrangement with Roche Diagnostics GmbH, the world's leading provider of clinical diagnostic products.

      In August 1999, we began selling the M-SERIES System, our new product line for use by pharmaceutical and biotechnology companies in drug discovery and development. The M-SERIES System is used in all phases of drug discovery, including (1) validating targets identified through genomics, (2) high throughput screening of large numbers of compounds generated through combinatorial chemistry and (3) retesting and optimization of lead compounds.

      We offer our customers the option of buying or renting M-SERIES Systems. Under either option, our customers typically make commitments for minimum purchases of proprietary reagents. This provides us with a recurring revenue stream, which we expect will grow as we continue to sell and place more M-SERIES Systems. We also provide custom assay development services. We market the M-SERIES System through our sales, marketing and applications team dedicated to the life science market.

      We have also applied our ORIGEN technology to the rapidly growing market for testing food and water for disease causing pathogens. We have begun marketing our first product, the PATHIGEN E. Coli 0157 test, primarily to food processors. We have a complementary panel of tests currently under development to detect more accurately and efficiently other food and water pathogens, including tests for salmonella, listeria, campylobacter and cryptosporidium parvum.

                                    --------

      Our executive offices, laboratory and manufacturing operations are located at 16020 Industrial Drive, Gaithersburg, Maryland 20877. The telephone number is (301) 869-9800.


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                                  RISK FACTORS

      IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK.

      IF THE COMPANIES THAT LICENSE TECHNOLOGY FROM US DO NOT EFFECTIVELY DEVELOP AND MARKET PRODUCTS BASED ON THAT TECHNOLOGY, OUR REVENUE WOULD BE ADVERSELY AFFECTED.

      The success of our business depends, in large part, on how effectively the companies to which we have licensed our technology develop and market that technology. If these companies do not effectively develop and market products based on this technology, our revenues would decrease.

      We have licensed our technology to Organon Teknika B.V., Eisai Co., Ltd., and Roche Diagnostics GmbH for selected markets and uses. Our license agreements with each of these companies allow each company to develop products using our technology and to manufacture and sell those products in selected markets. In return for the right to use our technology, each of these companies must pay royalties to us based on revenues they receive from sales of products based on our technology. These royalties are a significant part of our overall revenue. For example, they accounted for 63% of our revenue in fiscal year 1999.

      We believe that the companies licensing our technology have economic incentives to continue marketing products using our technology. However, we cannot be sure that these companies will diligently and effectively market products that incorporate the technology we have licensed to them. In addition, we have brought a lawsuit against Roche, one of our licensees, in part because we believe Roche has not properly calculated and paid royalties to us and because we believe Roche has not commercialized our technology as diligently as our license agreement with Roche requires. See the risk factor immediately below for a more detailed description of this litigation and the risks it poses to us. We cannot predict whether similar or other problems will arise with other companies to whom we license our technology.

WE ARE SUING THE LARGEST LICENSEE OF OUR TECHNOLOGY, AND THE OUTCOME OF THAT LITIGATION COULD MATERIALLY ADVERSELY AFFECT OUR REVENUES AND FINANCIAL CONDITION.

      We have filed a lawsuit in Maryland federal court against Roche. Roche is the largest licensee of our technology in terms of royalty income, accounting for over 90% of our royalty income for fiscal 1999. The lawsuit centers on disputes over our license agreement with Roche. We cannot predict whether we will succeed in this litigation. If we do not succeed, our business and revenues could be materially adversely affected.

      Our license agreement with Roche gives Roche the exclusive right to manufacture, market and sell immunodiagnostic products using our patented ORIGEN technology to central hospital laboratories, clinical reference laboratories and blood banks. The license restricts Roche's rights in the Japanese clinical diagnostic market.

      In the lawsuit, we claim that Roche has failed to perform a variety of its obligations under the license agreement. This includes Roche's failure to diligently commercialize the licensed technology and to properly compute and pay the royalties owed to us. In addition, we have alleged that Roche has improperly marketed and sold products to customers it was not permitted to under the license agreement. Based on Roche's violations of the license agreement, we have asked the court to (1) award us monetary damages, (2) prohibit Roche from violating the license agreement in the future and (3) determine that we are entitled to terminate the license agreement because of Roche's material breaches of the agreement.

      Roche has filed a counterclaim against us in the lawsuit, alleging, among other things, that we breached the Roche license by permitting Eisai Co., Ltd., another of our licensees, to market some ORIGEN-based products in Japan.

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      In addition, we recently received notice from Roche that it is reducing royalty payments due to us through an additional deduction from sales on which the royalty payment is based. Roche has also claimed that we owe it
$2.6 million in royalties previously paid to us as a result of a retroactive application of this deduction back to 1997. Although we believe that the deduction and its retroactive application are not in accordance with the license agreement, we cannot assure you that we will be successful in defending this claim. Roche has notified us that it does not intend to seek to collect this retroactive deduction pending continuation of ongoing settlement discussions between Roche and us. If Roche enforces this claim by withholding future royalty payments from us, our results of operations will be adversely affected for those quarters in which the royalty payments are withheld.

      We are vigorously pursuing this action against Roche, and we believe it is well-founded. We cannot be certain, however, that we will win the lawsuit. The risks involved in the litigation include:

         - If the court determines that Roche has not miscalculated or underpaid royalties, or that its underpayments were less than we allege, our future royalty revenue from Roche could be materially less than we believe we are entitled to. Also, we would not, or may not, receive money damages for past underpayments that we believe Roche has made.

         - If the court determines that Roche can continue to market and sell other Roche products that compete with its ORIGEN-based products, we will not be able to collect from Roche royalty revenues that we would have otherwise received if Roche had sold more ORIGEN-based products instead of its other competing products.

         - If the court determines that Roche may market products using our technology to customers that we believe are not within the scope of the license, such as to physicians' offices, our ability to market our products to those customers would be weakened.

         - If the court determines that Roche's counterclaim regarding our license to Eisai is valid, then Eisai's right to market ORIGEN-based products in Japan could be adversely affected. As a result, our royalty income from Eisai could be reduced.

         - Regardless of whether we win the lawsuit, Roche may divert its attention from selling the licensed products and focus its energies instead on finding alternative products to develop and market, especially if Roche believes we may be successful in obtaining the right to terminate the agreement.

         - If the court were to decide that we may terminate the license agreement with Roche and we did so, royalty revenues would suffer unless and until we found one or more comparable replacements for Roche. In addition, our overall income may significantly decrease. Moreover, at this time we cannot be sure that we would be able to find a suitable replacement.

         - Regardless of whether we are successful in the litigation, we have expended, and will continue to expend, a significant amount of money and management time to pursue the lawsuit and to defend against Roche's counterclaim. This time and money have been, and will continue to be, unavailable for use in the development of our business.

      For a more detailed description of our relationship with Roche, as well as our claims and Roche's counterclaims, see our Annual Report on Form 10-K for the fiscal year ended March 31, 1999, our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1999, September 30, 1999 and December 31, 1999 and our Current Report on Form 8-K filed January 27, 2000, which are incorporated by reference into this prospectus as they may be amended by future filings.

IF WE ARE NOT SUCCESSFUL IN OUR LITIGATION AGAINST HITACHI, OUR ROYALTY INCOME COULD SUFFER.

      We are suing Hitachi Ltd. in Japan. Hitachi develops and manufactures diagnostic equipment based on ORIGEN technology for Roche, to whom we license our technology. We believe that Hitachi's actions in Japan violate rights that we originally granted to Eisai Co., Ltd. to develop, manufacture and sell products using ORIGEN technology to the Japanese clinical diagnostic market. We have asked the Japanese court to prohibit Hitachi from manufacturing, using or selling in Japan the Elecsys 2010 Instrument, which Hitachi developed for Roche based on our technology.


                                       4
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      If we lose our lawsuit against Hitachi and Hitachi continues Japanese manufacturing of products covered by our license with Eisai, Eisai's ability to sell products based on our technology in Japan could suffer, and the royalty income we receive from Eisai could decrease as a result. If, on the other hand, we win the lawsuit against Hitachi, Roche will either have to find a new manufacturer to make equipment based on ORIGEN technology or make arrangements for Hitachi to manufacture the equipment outside of Japan. Our royalty income could suffer if Roche cannot effectively make alternate arrangements.

FAILURE TO MEET OUR DEBT OBLIGATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATION AND FINANCIAL CONDITION; IN ADDITION, OUR DEBT SERVICE OBLIGATIONS COULD IMPEDE OUR OPERATING FLEXIBILITY.

      We have a substantial amount of indebtedness, and there is a possibility that we may be unable to generate cash or arrange financing sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due, or in the event any of it is accelerated. In addition, our substantial leverage may require that we dedicate a substantial portion of our expected cash flow from operations to service our indebtedness, which would reduce the amount of our expected cash flow available for other purposes, including working capital and capital expenditures.

      In March 1999, we entered into a debt financing with John Hancock Mutual Life Insurance Company under a note purchase agreement in which we received $30 million, and we issued 8.5% senior secured notes due 2006. We are required to make quarterly interest only payments on the notes of $637,500 through September 2000. Beginning in December 2000, principal and interest installments of $1.7 million will be due quarterly through March 2006. The notes are secured by, among other things, royalty payments and our right to receive monies due under our license agreement with Roche and a restricted cash balance account. If we are unable to meet our obligations under the notes, the noteholders could exercise their rights as a secured party and take possession of the pledged collateral. This would materially adversely affect our results of operations and financial condition.

      In January 2000, we sold $35,000,000 in aggregate principal amount of 5% subordinated convertible debentures due 2005. Unless and until holders of the debentures convert their debentures into common stock, we are required to make semi-annual interest payments of $875,000 beginning in June 2000. If we are unable to meet our obligation under the convertible debentures, the debenture holders could require us to repay the principal amount of and accrued interest on the convertible debentures, and we may not have sufficient financial resources or be able to arrange sufficient financing to make those payments at that time.

      In addition, covenants in the note purchase agreement for our 8.5% senior secured notes require us to comply with annual and quarterly royalty payment coverage ratios that are tied to royalty payments and debt service. The note purchase agreement also contains covenants that limit our ability to take specified actions, including incurring additional secured debt and amending our license agreement with Roche. These restrictions may limit our operating flexibility, as well as our ability to raise additional capital.

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO INCUR FUTURE LOSSES AND CANNOT BE CERTAIN THAT WE WILL BECOME A PROFITABLE COMPANY.

      We have experienced significant operating losses each year since our inception, and we expect those losses to continue. We also have an accumulated deficit and negative net worth. Our losses have resulted principally from costs we have incurred in research and development and from litigation costs, selling costs and other general and administrative costs.

      We expect to incur additional operating losses as a result of increases in expenses for manufacturing, marketing and sales capabilities, research and product development and general and administrative costs. We cannot assure you that we will ever achieve profitability in the future. Our ability to become profitable in the future will depend, among other things, on our ability to:

    -    expand the commercialization of our existing products;

    -    introduce new products into the market;


                                       5
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    -    develop our marketing capabilities cost-effectively; and

    -    develop sales and distribution capabilities cost-effectively.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND THESE FLUCTUATIONS MAY CAUSE OUR STOCK PRICE TO FALL.

   Our quarterly operating results depend upon:

   -     the volume and timing of orders for M-SERIES or other products;

   -     the timing of instrument deliveries and installations;

   - variations in revenue recognized from royalties and other contract revenues;

   -     our mix of products sold;

   -     whether our instruments or sold to or placed with customers;

   -     the timing of our introduction of new products;

   -     our competitors' introduction of new products;

   - variations in expenses we incur in connection with the operation of our business, including legal fees, research and development costs and sales and marketing costs;

   -     our manufacturing capabilities; and

   -     the volume and timing of product returns and warranty claims.

These factors may cause our quarterly operating results to fluctuate significantly, which, in turn, may cause our stock price to fall. In addition, because our revenues and operating results are volatile and difficult to predict, we believe that period-to-period comparisons of our results of operation are not a good indication of our future performance.

WE MAY NOT BE ABLE TO RAISE SUFFICIENT ADDITIONAL CAPITAL TO SUCCESSFULLY DEVELOP OUR BUSINESS.

      We need substantial amounts of money to fund our operations. We currently anticipate that our existing capital resources, together with revenue from product sales, will be adequate to fund our operations through fiscal 2002. Our access to funds could be negatively impacted by many factors, including the results of pending litigation, the volatility of the price of our common stock, continued losses from operations and other factors.

      We may need to raise substantial amounts of money to fund a variety of future activities integral to the development of our business, including the following:

   - for research and development in order to successfully develop our technology;

   -     to obtain regulatory approval for some of our products;

   - to file and prosecute patent applications in order to protect our technology;

   -     to respond to innovations that our competitors develop;

   - to retain qualified employees, particularly in light of intense competition for qualified scientists and engineers;


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   -     to make new arrangements to market our technology, especially if we terminate our license agreement with Roche;

   -     to manufacture products ourselves or through a third party; and

   - to market different products to different markets, either through building our own sales and distribution capabilities or relying on a third party.

      We cannot be certain that we will have access to enough funds to successfully develop our business.

      We may try to raise necessary additional capital by issuing additional debt or equity securities. Holders of debt securities would have priority over our equity holders to the proceeds from the sale of our assets in the event of liquidation of our business, and any debt financings we obtain may contain restrictive terms that limit our operating flexibility. If, on the other hand, we raise additional capital by selling more common or preferred stock, the holdings of existing stockholders would be diluted.

      If we are unable to raise additional capital, we may have to scale back, or even eliminate, some programs. Alternatively, we may have to consider pursuing arrangements with other companies, such as granting licenses or entering into joint ventures. These arrangements could require that we give up some rights to technology or products.

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST MORE ESTABLISHED COMPANIES AND INSTITUTIONS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

      We are a relatively young company in a highly competitive industry. We compete against established companies and research and academic institutions, and we expect this competition to intensify. Many of these companies and institutions have one or more competitive advantages over us, including:

   -     more money to invest;

   - greater expertise and resources in developing, manufacturing, marketing and selling products;

   -     a larger, more experienced workforce; and

   - more experience in obtaining regulatory approval for clinical diagnostic products.

As a result, products based on technologies that our competitors develop could be more effective, less expensive or more effectively marketed or sold than products based on our technology. This could have a material adverse effect on our business, financial condition and revenue.

WE DEPEND ON HIGHLY TRAINED AND SKILLED EMPLOYEES AND MANAGEMENT, AND WE CANNOT BE SURE THAT WE WILL BE ABLE TO ATTRACT AND RETAIN SUFFICIENT PERSONNEL.

      We need to hire additional staff and to retain existing staff, both of which are difficult in today's competitive marketplace. Because we are a technology company, we depend heavily on scientists and engineers to develop products and to build a successful business. Research and development efforts could suffer if we are not able to hire and retain enough qualified scientists and engineers.

      We cannot be sure that we will succeed in our hiring and retention efforts. We compete with other technology companies and research and academic institutions for experienced scientists. Many of these companies and institutions have greater resources than we do and thus may be in a better position to attract desirable candidates.

         In addition to scientists, we will also need to hire managers as the business grows. We will need managers who are able to address the need for regulatory, manufacturing and marketing capabilities. If we are not able to hire managers with these skills, or develop expertise in these areas, our business prospects could suffer.


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WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR MATERIALS USED IN
MANUFACTURING OUR PRODUCTS, AND ANY INTERRUPTION IN THE SUPPLY OF THOSE MATERIALS COULD HAMPER OUR ABILITY TO MANUFACTURE PRODUCTS AND MEET CUSTOMER ORDERS.

      We depend on vendors to supply key materials that we use in our products. Some of these materials are available only from limited sources. In the event of a reduction in, interruption of, or degradation in the quality of the supply of any of our required materials, or an increase in the cost of obtaining those materials, we would be forced to locate an alternative source of supply. If no alternative source were available or if an alternative source were not available on a timely basis or at a reasonable cost or otherwise on acceptable terms, our ability to manufacture one or more of our products would be delayed or halted, in which case we could lose sales as well as customers, and our business would be significantly harmed as a result.

WE MUST OBTAIN FDA APPROVAL TO MARKET OUR CLINICAL DIAGNOSTIC PRODUCTS, WHICH IS OFTEN COSTLY AND TIME CONSUMING, AND IF WE DO NOT OBTAIN THE NECESSARY APPROVAL OUR BUSINESS PROSPECTS WOULD SUFFER.

      The FDA regulates many areas in which we conduct research and in which we develop, produce and market products. In particular, we must obtain FDA approval before we can market clinical diagnostic products such as those we are currently developing for the patient care market. The approval process is often costly and time consuming. In addition, we cannot assure you that we will be successful in obtaining FDA approval for any of our clinical diagnostic products, which would materially adversely affect our future prospects.

      In order to obtain FDA approval in the United States, we, or the companies with whom we work, will need to either obtain premarket application approval or premarket notification clearance from the FDA. In order to obtain premarket notification clearance, we must submit data from clinical trials demonstrating that new clinical diagnostic systems are substantially equivalent to diagnostic systems that the FDA has already approved. If a product is subject to the substantial equivalence requirement, neither we nor any of our licensees can sell that system for clinical use in the United States until the FDA determines that a new ORIGEN-based system is substantially equivalent to a previously-approved system. Typically, the FDA review process takes 90 days, but the FDA's review could take longer. In addition, we cannot be sure that we will be able to demonstrate substantial equivalence for future diagnostic systems.

      If we do not successfully demonstrate substantial equivalence, or if we are required to obtain premarket application approval as an initial matter, we will have to conduct extensive clinical testing of these products, which could take years to complete. Extensive testing could involve substantial additional costs and might delay bringing clinical diagnostic products to market, weakening our competitive position. If we fail to obtain FDA approval for new products altogether, we will be unable to market our ORIGEN-based systems at all for clinical use in the United States.

WE ARE SUBJECT TO EXTENSIVE, ONGOING GOVERNMENT REGULATION, WHICH MAY INVOLVE SIGNIFICANT COSTS AND MAY RESTRICT OUR ABILITY TO CONDUCT BUSINESS.

      We expect that we may need to spend a substantial amount of money to comply on an ongoing basis with the regulations of the FDA and other government agencies. Government agencies, such as the FDA and the Environmental Protection Agency, regulate manufacturers of diagnostic products and the manufacturing process itself. The costs of complying with governmental regulations and any restrictions that government agencies might impose could have a significant impact on our business. As we increase our manufacturing, these costs will increase.

      Whether we manufacture products ourselves or contract with another company to manufacture products based on our technology, the FDA will continually review and periodically inspect the manufacturing process. If the FDA were to discover a problem with our products, the manufacturing process or the manufacturing facility, the FDA could place restrictions on these products and on the manufacturer. For example, the FDA could require us to recall, or even totally withdraw, a product from the market or close a manufacturing facility. In addition to FDA regulations, the process of manufacturing products is subject to a variety of environmental and safety laws and regulations, including laws and regulations governing the use and disposal of hazardous materials. If we fail to comply with these laws or regulations, our business and financial condition could be materially adversely affected.


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WE HAVE LIMITED MANUFACTURING AND MARKETING EXPERIENCE, WHICH PUTS US AT A
COMPETITIVE DISADVANTAGE.

      We lack experience in large-scale manufacturing, which could hamper our ability to manufacture existing products or new products that we develop. We have two options to address this issue. First, we could expand our internal ability to manufacture products. Second, we could contract with a third party to manufacture for us products based on our technology. If, however, we are unable to expand our own manufacturing capability or find a suitable manufacturer on acceptable terms in a timely manner, we may be unable to meet demand for existing products and could be delayed in introducing new products to the market. Failure to meet demand for existing products or delays in introducing new products could put us at a competitive disadvantage and could harm our financial condition or our business prospects.

      We will also need to develop greater selling, marketing and distribution capabilities. To market clinical diagnostic products directly to customers, and not through a licensee, we need to develop a substantial sales force with technical expertise. We also need to establish a distribution system to support the sales force. Alternatively, we could license or contract with another company to provide sales and distribution services for products, in much the same way as we have done with Roche, Eisai and Organon Teknika. We cannot be sure, however, that we will be able to develop a sufficient sales and distribution force or that we will be able to find a suitable company to fill that role for us.

THE SUCCESS OF OUR BUSINESS DEPENDS ON PATENTS THAT WILL EXPIRE AND THAT MUST BE ACTIVELY PURSUED AND PROTECTED.

      Our business depends heavily on patents that will expire over time and may be challenged or circumvented by competitors. Patents allow us to prevent others, for a time, from using our inventions to compete against us. Our business success or failure will depend, in part, on our ability to obtain and maintain adequate patent protection for the ORIGEN technology. We cannot be certain that current patents or future patents will adequately protect our technology from being used by our competitors. For example, we currently are challenging a patent owned by EnzoBiochem because we believe the patent infringes on our patents.

      Because there is no consistent policy governing the scope of claims in medical patents, patent protection is uncertain. Companies may, for example, challenge and invalidate patents or circumvent valid claims in patents, all of which could make it necessary for us to defend our patents in litigation. Litigation over patents poses the following risks to our business:

   - Litigation costs can be extremely high, which could drain our financial resources.

   - Litigation over our patents could discourage other companies from working with us to develop and market new products based on technology covered by these disputed patents.

   - If we lose some patent protection as a result of litigation, our competitive advantage could be eroded.

OUR BUSINESS WOULD BE HARMED IF WE VIOLATE THE PATENT RIGHTS OF OTHERS.

      Our business success or failure will also depend, in part, on the patent rights of others. We license technology from other companies and academic institutions. Because access to this technology is necessary to our business, we must be certain that we comply with these license agreements. Our business could be harmed if we breached any of these license agreements and lost the rights to use this patented technology or if we were unable to renew existing licenses on acceptable terms or get additional licenses that we may need on acceptable terms.

      We must also make sure that we do not infringe the patent rights of others. If we were to infringe others' patent rights we could be exposed to the following risks:

   -     We could be required to alter our products or processes.

   -     We could be required to obtain a license from the patent holder.

   - We could lose customers that are reluctant to continue using our products or doing business with us

   - We could be forced to abandon development work that we had begun with respect to these products.


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   -     We could be required to pay damages that could be substantial.

We cannot be sure that we would be able to alter products or processes or that we could obtain a license at a reasonable cost, if at all. Our business could be damaged if we were unable to make necessary alterations or obtain a necessary license on acceptable terms.

      In addition, we may need to litigate the scope and validity of patents held by others. Litigation could be a substantial cost for us. We are currently defending a patent infringement claim that Laboratoires Serono, S.A. filed against us and two of our licensees. This action claims that we and the other defendants are infringing a patent for "A Method Assay Employing a Magnetic Electrode." We, along with the other defendants, have denied any infringement and have asserted that the patent is invalid and unenforceable. Recently, F. Hoffman-La Roche Ltd., a member of the Roche family of companies, acquired the patent from Serono and continues in Serono's place to assert the infringement claim. We cannot assure you that we will be successful in defending against this claim. If we are not successful, our business and financial condition could be adversely affected.

WE RELY ON TRADE SECRETS AND OTHER INFORMATION THAT CANNOT BE PROTECTED BY PATENTS, AND WE FACE RISKS THAT THIS INFORMATION WILL BE DISCLOSED TO OTHERS.

      In addition to patents, we also rely in our business on trade secrets, know-how and other proprietary information. If this information were disclosed to competitors, our business would suffer. We seek to protect this information, in part, by entering into confidentiality agreements with licensees, employees and consultants, which prohibit these parties from disclosing our confidential information. Despite our entering into these agreements, we cannot be sure that the agreements will provide adequate protection for our trade-secrets, know-how and other proprietary information or that the information we share with others during the course of our business will remain confidential. We also cannot be certain that we would have sufficient legal remedies to correct or compensate for unauthorized disclosures or sufficient resources to seek redress.

RESTRICTIONS ON HEALTH CARE COSTS AND HEALTH CARE AND INSURANCE FINANCING PRACTICES COULD LIMIT DEMAND FOR OUR PRODUCTS.

      In the United States and elsewhere, demand for clinical diagnostic testing is dependent, in part, on consumers' ability to be reimbursed for the cost of the tests by third-party payors, such as government agencies, health maintenance organizations and private insurers. Medicaid and other third-party payors are increasingly challenging the prices charged for medical services, including clinical diagnostic tests. They are also attempting to contain costs by limiting their coverage of, and the amount they will reimburse for, clinical diagnostic tests and other health care products. We cannot be certain that insurers will provide coverage for clinical diagnostic tests in the future. Without adequate coverage and reimbursement, consumer demand for clinical diagnostic tests may decrease. Decreased demand would likely cause sales of our clinical diagnostic products, and sales by our licensees, to fall since fewer tests would be performed or prices would be lowered, or both. Reduced sales would hurt our business and our business prospects.

      In many foreign markets, governments directly set the prices that clinical diagnostic companies may charge for their products and services. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. We cannot predict whether these proposals will be adopted or the effect that these proposals or managed care efforts may have.

WE ARE EXPOSED TO PRODUCT LIABILITY RISKS.

      We may not be able to adequately insure against risk of product liability. As we begin marketing products, we may face product liability for claims and lawsuits brought by customers. Damages awarded in product liability cases can be very large. While we have product liability insurance, this coverage is limited. We cannot assure you that our current product liability insurance would be adequate to cover us against our potential liabilities or that we will be able to maintain current levels of product liability insurance on acceptable terms, if at all. Claims or losses in excess of our current or future product liability insurance coverage could have a material adverse effect on our financial condition.

MANAGEMENT EXERCISES SIGNIFICANT CONTROL OVER IGEN.

      Our management has significant control over IGEN through its stock ownership. Our officers and directors, own, or have the right to purchase, about 36% of our common stock. Our Chief Executive Officer owns approximately 27% of our common stock. Our officers and directors have significant influence over the election of directors and other stockholders actions.

FAILURE TO MANAGE OUR GROWTH COULD ADVERSELY AFFECT OUR BUSINESS.

      We have grown rapidly and expect to continue to grow rapidly by hiring new employees in all areas of our operations, increasing our presence in existing markets and introducing new products we develop into new potential high-growth markets. Our growth has placed, and continues to place, a strain on our management and our operating and financial systems.

      As we grow, our personnel, systems, manufacturing capabilities and resources, procedures and controls may be inadequate to support future operations. In order to accommodate the increased operations for sales and marketing, research and development, facilities and administration, we will need to hire, train and retain the appropriate personnel. We may also need to improve our financial and management controls, reporting systems and operating systems. We may encounter difficulties in developing and implementing other new systems.

      In response to our growth, we have recently implemented a new enterprise resource planning system in order to automate all of our accounting, manufacturing, sales and purchasing. If the enterprise resource planning system fails to operate as we expect or experiences delays or interruptions, our operations, as well as our ability to manage our increased growth, could be materially adversely affected.

PROVISIONS OF OUR GOVERNING DOCUMENTS MAY DETER OTHERS FROM ATTEMPTING TO ACQUIRE US.

      Our governing documents contain provisions designed to prevent hostile takeovers, which may limit the ability of stockholders to sell their stock at a premium on a takeover. According to our governing documents, stockholders can only act at annual meetings or at special meetings of stockholders. Stockholders are not allowed to act by written consent. In addition, stockholders are not allowed to call for a special meeting. Only our board of directors, the chairman of the board or the president may call a special meeting. These provisions may make it difficult for stockholders to force us to hold special meetings. These provisions may also limit the ability of stockholders to consider transactions that they may want to approve, such as a hostile takeover of us.

      Our governing documents also contain other provisions that could make it more difficult for a change in control to be effected. Our board of directors can issue preferred stock and can determine the rights of those preferred stockholders without the approval of our common stockholders. For example, our board of directors could give preferred stockholders one or more votes on issues on which common stockholders vote. This could have the effect of diluting the voting rights of common stockholders, which might further discourage other companies from trying to acquire us.

      In addition, our certificate of incorporation contains provisions dividing our board of directors into three classes. Each class serves until the third succeeding annual meeting, and one class is elected at each annual meeting of stockholders. As a result, even if our stockholders might prefer to effect a change sooner, it could take at least two annual meetings of stockholders to change a majority of the members of the board of directors.

      Furthermore, our certificate of incorporation authorizes, and we have adopted, a preferred share purchase rights plan, commonly referred to as a "poison pill." Under the rights plans, we have made a dividend distribution to the stockholders of record on November 6, 1996 of one right to purchase from us one one-hundredth of a share of our preferred stock for each outstanding share of our common stock. The terms of the rights and the circumstances under which they may be exercised are contained in a rights agreement, which has been filed with the SEC. These terms have been designed to deter hostile takeovers of us, even though our stockholders might favor a takeover, especially if it were to afford them an opportunity to sell their stock at a price above the prevailing market rate.

OUR STOCK PRICE IS VOLATILE AND COULD DROP PRECIPITOUSLY AND UNEXPECTEDLY.

      Our common stock currently trades on The Nasdaq National Market. The prices of publicly traded stock often fluctuate. The price of our stock may rise or fall dramatically, even though our business performance has not changed. In the past, the stock price of technology companies has been especially volatile. We expect that this will continue to be the case.

      In addition to these fluctuations, an investment in our stock could be affected by a wide variety of factors that relate to our business and industry, many of which are outside of our control. For example, the value of our common stock could be affected by:

   -    new product introductions;

   -    innovations by competitors;

   -    our competitors' announcements of their financial results;

   - the failure of our operating results to meet or exceed the expectations of investors and analysts;

   - changes in financial estimates and recommendations by security analysts;

   -    general economic conditions;

   -    disputes over patents or other proprietary rights;

   -    our litigation with Roche;

   -    publicity;

   -    regulations;

   -    market conditions; and

   -    fluctuations in our performance and the performances of our licensees.

WE DO NOT PLAN TO PAY ANY CASH DIVIDENDS ON OUR COMMON STOCK.

      We have never paid cash dividends on our common stock. We have no plans to pay cash dividends in the foreseeable future.

THE VALUE OF THE COMMON STOCK YOU PURCHASE IN THIS OFFERING MAY BE DILUTED IN THE FUTURE.

      Our officers, directors, employees and consultants have options to purchase a significant aggregate amount of our common stock. If they exercise their options and purchase common stock, your investment in our common stock will be diluted. In addition, we currently have preferred stockholders and convertible debenture holders who have the right to convert their preferred shares and debentures, as the case may be, to common stock. Your investment in our common stock would be diluted if these preferred stockholders or convertible debenture holders decide to convert their securities in the future. Moreover, your investment in our common stock could be further diluted if we issue additional common stock or securities convertible into common stock in the future, which we may need to do to raise funds for our business. Sales of additional shares of our common stock or the conversion of securities into our common stock could cause the market price of our common stock to decrease.

THIS PROSPECTUS INCLUDES FORWARD-LOOKING INFORMATION.

      This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements under the Securities Act. In addition, from time to time, we or our representatives have made or may make forward-looking statements orally or in writing. The words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions have been used in this prospectus and the documents incorporated in this prospectus by reference to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

   -    adverse results in our litigation with Roche

   -    risks associated with managing and maintaining internal growth

   - competition, including market competition, competition in the patent process and our ability to consummate contract negotiations with prospective licensees

   -    the possible termination of contracts with key licensees

   - changes in coverage or reimbursement practices of health maintenance organizations and private insurers

   - adverse results in other litigation and in regulatory matters, the adoption of adverse legislation or regulations, more aggressive enforcement of existing legislation or regulations or a change in the interpretation of existing legislation or regulations

   -    dependence on key members of management

   -    other risks described in this "Risk Factors" section

   -    other risks described from time to time in our filings with the SEC

      We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus and the documents incorporated in this prospectus by reference. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.


                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                            SELLING SECURITY HOLDERS

      On January 11, 2000 we issued an aggregate of $35,000,000 in 5% subordinated convertible debentures due January 2005 and warrants to purchase our common stock to the selling stockholders. The debentures accrue interest at 5% per year, payable semi-annually, and are convertible at any time by the holders into our common stock at a conversion price of $31.00 per share. The interest accrued on the convertible debentures will be paid, at our election, in cash or in shares of our common stock. The warrants are exercisable to purchase 282,258 shares of our common stock at an exercise price of $31.00 per share.

      The number of shares of our common stock registered in the registration statement of which this prospectus is a part and the number of shares offered in this prospectus represents the sum of the number of shares issuable upon conversion of the convertible debentures and exercise of the warrants plus our bona fide estimate of the number of shares issuable upon the payment of interest on the debentures in shares of common stock. The number of shares of common stock that will ultimately be issued to the selling stockholders cannot be determined at this time because it depends on (1) whether the holders of the convertible debentures elect to convert the convertible debentures into shares of common stock, (2) whether we elect to pay interest on the convertible debentures in cash or in shares of common stock, (3) whether the holders of the warrants exercise their warrants, (4) the period for which the convertible debentures remain outstanding, and (5) the market price of our common stock at the time we make any interest payments on the convertible debentures in shares of common stock.

      The table below sets forth information regarding ownership of our common stock by the selling stockholders and the number of shares that may be sold by them under this prospectus. The number of shares set forth in the table as being held by the selling stockholders includes the number of shares of common stock that are issuable upon conversion of the convertible debentures and the exercise of the warrants as of January 26, 2000. The number of shares set forth on the table as being offered by this prospectus equals the sum of the number of shares of common stock issuable January 26 upon the conversion of the convertible debentures and exercise of warrants plus our bona fide estimate of the number of shares that could be issued as interest payments over the term of the debentures. However, the actual number of shares of common stock issuable upon payment of interest is indeterminable, and could differ from the amounts listed on the table due to the factors mentioned above. Because the selling stockholders may offer all or some portion of the common stock listed in the table pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of common stock that the selling stockholders will hold upon termination of the offering. The selling stockholders may sell all, part, or none of the shares listed. The percentage of ownership shown in the table is based on 15,446,333 shares of common stock issued and outstanding on January 26, 2000. None of the selling stockholders has had any position, office or other material relationship with IGEN, other than as a security holder, during the past three years.

                                                                   Number of shares
             Name of                Number of shares owned         which may be sold          Percentage of Common
       Selling Stockholder             prior to offering            in this offering                 Stock
      -----------------------       ------------------------       -------------------       -----------------------
Brown Simpson Strategic Growth            645,161 (1)                   777,142                      4.79%
  Fund, Ltd.
Brown Simpson Strategic Growth            362,904 (2)                   437,144                      2.75%
  Fund, L.P.
LBI Group, Inc.                           403,226 (3)                   485,714                      3.05%


(1) Includes 516,129 shares issuable upon conversion of $16,000,000 of convertible debentures, plus 129,032 shares issuable upon the exercise of warrants. Does not include shares issuable to Brown Simpson Strategic Growth Fund, L.P. discussed in note (2) below.

(2) Includes 290,323 shares issuable upon conversion of $9,000,000 of conversion debentures, plus 72,581 shares issuable upon the exercise of warrants. Does not include shares issuable to Brown Simpson Strategic Growth Fund, Ltd. discussed in note (1) above.

(3) Includes 322,581 shares issuable upon conversion of $10,000,000 of convertible debentures, plus 80,645 shares issuable upon the exercise of warrants.


                              PLAN OF DISTRIBUTION

      We are registering the shares of common stock on behalf of the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of the shares offered by this prospectus other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

      The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

      The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The selling stockholders and any broker-dealers that act in connection with the sale of shares may be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

      Because the selling stockholders may be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

      Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

   - the name of each such selling stockholder and of the participating broker-dealer(s);

   -     the number of shares involved;

   -     the initial price at which such shares were sold;

   - the commissions paid or discounts or concessions allowed to such broker -dealer(s), where applicable;

   - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

   -     other facts material to the transactions.

In addition, upon our being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.


                                  LEGAL MATTERS

      Wilmer, Cutler & Pickering, Washington, D.C., will pass upon the validity of the shares offered in this prospectus.


                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The Exchange Act file number for our SEC filings is 023252. You may read and copy any document we file with the SEC at the following SEC public reference rooms:


         Judiciary Plaza                       500 West Madison Street              7 World Trade Center
         450 Fifth Street, N.W.                14th Floor                           Suite 1300
         Room 1024                             Chicago, Illinois  60661             New York, New York 10048
         Washington, D.C.  20549

      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at HTTP://WWW.SEC.GOV, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on The Nasdaq National Market.

      You may also read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. The rules of the SEC allow us to leave some of the information contained in the registration statement out of this prospectus. Therefore, you should review the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC and you can view them at the SEC's website. You should read the exhibits for a more complete description of the matters involved. You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information.


                  INFORMATION INCORPORATED INTO THIS PROSPECTUS

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents or information filed with the SEC.

   -        Annual Report on Form 10-K For our fiscal year ended March 31,
            1999;

   - Proxy Statement for our Annual Meeting of Stockholders held on September 15, 1999;

   -        Quarterly Report on Form 10-Q for our fiscal quarter ended
            June 30, 1999;

   - Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 1999;

   -        Quarterly Report on Form 10-Q for our fiscal quarter ended
            December 31, 1999;

   -        Current Reports on Form 8-K filed January 12, 2000 and
            January 27, 2000;

   - Description of our common stock contained in the registration statement on Form 8-A dated December 10, 1996, registering our common stock under Section 12 of the Exchange Act; and

   - All future filings by IGEN with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all securities offered under this prospectus have been either sold or deregistered.

      We will provide a copy of any of the documents we incorporate by reference at no cost, to any person who receives this prospectus including any beneficial owner of our common stock. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

               IGEN International, Inc.
               16020 Industrial Drive
               Gaithersburg, MD  20877
               Attention: George Migausky, Chief Financial Officer
               Telephone:  (301) 869-9800

We will not provide copies of exhibits to the filings unless the exhibits are specifically incorporated by reference into the body of the filing.

      We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

                            IGEN International, Inc.

                        1,700,000 Shares of Common Stock

                  --------------------------------------------

                                   PROSPECTUS
                  --------------------------------------------

                               February 23, 2000